Reflect Scientific, Inc.

1270 South 1380 West

Orem, Utah 84058

October 23, 2007

Jay Mumford, Esq.

Division of Corporation Finance

Mail Stop 6010

United Stated Securities and Exchange Commission

450 Fifty Street, N.W.

Washington, DC 20549

RE:          Reflect Scientific, Inc.

Registration Statement on Form SB-2

File No. 333-145737

Dear Mr. Mumford:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated September 24, 2007, are quoted below and are followed in each case by the Company’s response thereto.  Unless otherwise indicated, the reference immediately preceding the Company’s response indicates the corrected or revised page where the response appears.  We are also forwarding via overnight delivery courtesy copies of this filing along with computer redlined copies.

Selling Security Holder, page 10

Comment No. 1

Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Response

Although the Company has reviewed the SEC position on rule 415 and its belief that the sale of more than thirty percent (30%) of a company’s float is outside 415 and would be a “primary offering,” we believe the initial filing did conform to Rule 415 given the size of the Company’s float.  However, recognizing the size of the shares to be registered in the initial filing was a substantial portion of the Company’s float, the Company has reduced the number of shares being registered to only cover the shares issuable on conversion of the Debentures and payment of interest.  The Company recognizes that it is still registering approximately 29% of its float shares but feels the size of its float at over 15,000,000 shares does not create an undue burden on the marketplace or a dominance by the Selling Shareholder over the market.  Additionally, since the Selling Shareholders in this offering do not have any features that would reduce their conversion price, they have incentive to sell in a manner which would not put undue pressure on the market for the Company shares.  Furthermore, although as an aggregate, the Selling Shareholders would be selling 29% of the float, this represents only 13% of the entire shares outstanding.  Only one selling shareholder theoretically could hold more than 5% of the outstanding shares.  All Selling Shareholders are also contractually limited to hold less than 4.99% of the Company’s stock at any one time.  Through the diversity of the Selling Shareholders’ holdings and the contractual limitations on the Selling Shareholders, the Company believes the shares proposed to be registered come within the provisions of Rule 415, particularly in light of the reduced number of shares now proposing to be registered.  All agreements entered into by the Company were based upon a good faith negotiation with the Selling Shareholders on the basis of SEC guidance on Rule 415.

Jay Mumford, Esq.

United States Securities and Exchange Commission

October 19, 2007

Comment No. 2

Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

Response

Set forth below is a tabular calculation of the dollar value.  We have also added charts reflecting this information in the registration statement to give the reader an indication of the relative prices being paid by the Selling Shareholder in relation to the public market.

	Number of Shares	Market Price per share on June 29, 2007	Total Dollar Registered Shares
Shares Registered for Conversion of Notes	3,846,154	$1.70	6,538,462
Shares Registered for Exercise of Series A Warrants	-	$1.70	-
Shares Registered for Exercise of Series B Warrants	-	$1.70	-
Shares Registered for Payment of Interest on Notes	807,692	$1.70	1,373,076
Total Shares	4,653,846	$1.70	7,911,538

Comment No. 3

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment.  Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Response

We have added additional charts reflecting the proceeds received by the Company.  Set forth below are the charts also in the registration statement.

Gross Proceeds		$2,500,000

Placement Agent Fees	$250,000
Prepaid Interest for 2 quarters	$150,000
Remaining Interest	$375,000
Professional fees (attorney)	$27,787
Total Possible Payments		802,787

Jay Mumford, Esq.

United States Securities and Exchange Commission

October 19, 2007

Net Proceeds	$1,697,212

Total Possible Payments during the First Year:
Interest	$300,000

Comment 4

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the market price per share of the securities underlying the convertibles notes on the date of the sale of the convertible notes;

- the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

- if the conversion price per share is set at a fixed price,  use the price per share established in the convertible notes; and

- if the conversion price per share is not set at a fixed price and instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date.

- The total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the notes);

- The combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share of the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

- The total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholders may receive; and

- The total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.  For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response

We have provided additional information, in tabular form, in the registration statement.  Set forth below is the information requested.

Jay Mumford, Esq.

United States Securities and Exchange Commission

October 19, 2007

	Principal and Interest Amount	Conversion Price Per Share	Number of Shares upon Conversion	Market Price Per share on June 29, 2007	Market Value of Shares on June 29, 2007	Total Possible Discount to Market
Shares Registered for Conversion of Notes	2,500,000	0.65	3,846,154	1.70	$6,538,4622	$4,038,462
Shares Registered for Payment of Interest on Notes	525,000	0.65	807,692	1.70	1,373,077	848,077
Total Shares			4,653,846	1.70	7,911,538	4,886,538

The Company has decided to register only those shares payable on interest over the first year.

Comment 5

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total  possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes,  or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

- market price per share of the underlying securities on the date of the sale of that other security;

- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

- if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

- if the conversion/exercise price per share is not set at a fixed price and instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underling shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security /and the total possible number of underlying shares; and

Jay Mumford, Esq.

United States Securities and Exchange Commission

October 19, 2007

- the total possible discount to the market price as of the date of the sale of the other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response

Since we have removed the Warrants from the registration statement, we have not provided additional information on the Warrants in the registration statement believing it would add confusion to a reader.  We have tried to focus only on the shares issuable on conversion of the Debentures.  Set forth below is the information requested.

	Total Number of Shares on Full Exercise	Market Price Per share on June 29, 2007	Exercise Price of Warrants	Profit Per Share	Total Combined Market Price	Total Combined Exercise Price	Total Possible Discount to Market
Shares Issuable on Exercise of Series A Warrants	1,923,077	$1.70	$0.80	$0.90	$3,269,230.90	$1,538,461.60	$1,730,769
Shares Issuable on Exercise of Series B Warrants	1,923,077	$1.70	$1.00	$0.70	$3,269,240.90	$1,923,077.00	$1,346,153.90
Total Shares	3,846,154						$3,076,923.20

Comment 6

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible notes transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 3;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment 4 an 5.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure-as a percentage- of the total amount of all possible payments as disclosed in response to comment 3 and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to comment 4 divided by the net

Jay Mumford, Esq.

United States Securities and Exchange Commission

October 19, 2007

proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averages over the term of the convertible notes.

Response

We have added some additional disclosure, in tabular format, of the information requested.  The information is also set forth below and above in response to prior comments.

Gross Proceeds	$2,500,000
Placement Agent Fees	(250,000)
Prepaid Interest-for 2 quarters	(150,000)
Professional Fees (attorney)	(27,787)
Net Proceeds	$2,072,212

Fees and Cost
Placement Agent Fees	$250,000
Prepaid Interest for 2 quarters	150,000
Remaining Interest	375,000
Professional Fees (attorney)	27,787
Total Payments	808,787
Total Discount to Market	4,886,538
Cost Including Discount to Market	5,689,325
Percentage	275%
Averaged over term of Debentures (2 years)	137%

Comment 7

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by person other than the selling shareholders, affiliates of the Company or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders.

Jay Mumford, Esq.

United States Securities and Exchange Commission

October 19, 2007

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary) and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response

The Company has had no prior dealings with the Selling Shareholders.

Comment 8

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible notes transaction that ware held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders of affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the numbers of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction;

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response

We have not filed any other registration statements related to the resale of securities by the selling shareholders or any other parties.  Set forth below in tabular form is information on the shares being registered by the Selling Shareholders.

Total Outstanding Shares held by nonaffiliated prior to issuance of convertible notes	15,690,233
Total Shares Registered by Selling Shareholders in prior registrations	-
Total Shares Registered by Selling Shareholders that Continue to Be held	-
Total Shares Sold By Selling Shareholders in Registered resales	-
Total Shares Reregistered for resale on behalf of selling shareholders in the current transaction	4,653,846
Percentage of Non-Affiliated Shares	29%

Jay Mumford, Esq.

United States Securities and Exchange Commission

October 19, 2007

Comment 9

Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make any required payments on the overlying securities; and

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the Company’s common stock and, if any of the selling shareholders have an existing short position in the Company's stock, the following additional information;

- the date on which each such selling shareholder entered into that short position; and

- the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible notes transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible notes transaction, before the filing or after the filing of the registration statement, etc.)

Response

The Company believes it will have the financial ability to make all payment based on the fact that the only remaining payments will be $75,000 per quarter until 6/29/08.  The Company’s past cash flows are the basis for this belief and anticipated increasing revenue. Additionally, the Company has the intention to pay the Debenture off if it is not converted.  The Company has added additional disclosure on this matter.

Based on information obtained from the selling shareholders, the Company does not believe any of the selling shareholders held a short position in the Company's common stock.

Comment 10

Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationship and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons)-the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

- copies of all agreements between the issuer (or any of its predecessors and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

It is your view that such description of the relationships and arrangements between and among those parties already is presented in the prospectus that all agreements between and/or among those parties are included as exhibits to the registration statement, pleas provide us with confirmation of your view in that regard.

Jay Mumford, Esq.

United States Securities and Exchange Commission

October 19, 2007

Response

The Company has had no prior dealings with any selling shareholder or their affiliates.  The only transaction relates to the sale of the Debentures in June 2007.  The Company believes all of the agreements related to the transaction and the information is already contained in the registration statement.  The only ongoing relationship will be the Company’s obligations under the Registration Rights Agreement, the Debenture and Warrants.

Comment 11

Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.  In this regard please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

Response

The Company is seeking to register those shares issuable on conversion of the Debentures.  The Debentures have a set conversion price of $0.65.  The Company is also seeking to register shares potentially issuable on payment of interest on the Debentures.  The shares issuable on payment of the interest are also based on a price of $0.65 but can be lower if 85% of the 10 day average trading price of our common stock is lower than $0.65.  Presently, the Company has based all interest payments on a $0.65 per share amount given the Company’s stock price is currently around $1.50 per share.  The Company has reviewed the charts to make sure the numbers being registered are match.

Comment 12

With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Response

The Company has added the names of the respective individuals.

Comment 13

Please tell us the purpose and terms of the escrow, including when you will receive all proceeds from the offering.

Response

The escrow only covered funds to pay the first two quarters interest payments.  All other proceeds were received at the time of closing.  The interest payments from the escrow are made when due as part of the terms of the escrow.

If you have further questions or need further information, please telephone.

Sincerely,

Reflect Scientific, Inc.

/s/David Strate

David Strate, CFO